Exhibit 99.9

PRESS RELEASE

TotalEnergies Announces a Partnership with Mistral

to Develop Frontier AI Models for Reservoir Exploration

and Engineering

Paris, September 15, 2026 – TotalEnergies and Mistral announce a 3-year joint program representing an investment of more than €100 million aimed at developing a new generation of frontier AI models to support TotalEnergies’ geosciences experts in the exploration, characterization and development of oil and gas reservoirs.

Driving Innovation by Combining AI, Geoscience Expertise and Subsurface Data

This partnership will draw on the latest advances in artificial intelligence, particularly agentic AI, to combine next to 10 petaflops of data with nearly a century of knowledge, know-how and expertise accumulated by TotalEnergies in geosciences and reservoir engineering. The objective is to develop new frontier models, able to integrate, process and interpret large volumes of data in order to generate multiple scenarios for the development of exploration opportunities, as well as for optimizing and extending the life of existing projects.

TotalEnergies and Mistral will establish a joint scientific laboratory combining the subsurface know-how and expertise of TotalEnergies’ subsurface teams with the scientific and technological capabilities of Mistral, a European AI champion, to develop solutions tailored to the specific needs of the Company’s businesses.

Leveraging the Expertise and Digital Infrastructure of a European Champion

Through this partnership with Mistral, TotalEnergies is strengthening its AI solutions ecosystem to create proprietary models within a European digital ecosystem. This enables TotalEnergies to leverage its strategic subsurface data and Mistral to further develop as a European AI champion.

“Exploration and reservoir engineering are among the areas where artificial intelligence can create the greatest value for our activities. By combining a century of geoscience data, the expertise of our teams and Mistral’s capabilities, we aim to develop a new generation of tools capable of supporting our experts in analyzing the most complex data and in their decisionmaking. This partnership also illustrates our commitment to contributing to the development of a high-performing European digital ecosystem, supporting our competitiveness” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

“We are delighted to take our collaboration with TotalEnergies to the next level. This project demonstrates the ability of our models to support complex industrial processes and adapt to the most demanding scientific and energy challenges. It also highlights the strength of Europe’s industrial ecosystem and the importance for large enterprises of adopting state-of-the-art, customizable AI solutions that protect and respect their intellectual property,” said Arthur Mensch, Co-founder and CEO of Mistral.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).